                                                                                               Feb. 22, 2016

U.S. Securities & Exchange Commission

3 World Financial Center

New York, NY  10281

Attn: Lauren Hamilton

Re: Bertolet Capital Trust (Registrant)    File 811-21291

Dear Ms. Hamilton,

This letter is in response to comments provided to me by you on Feb. 1 regarding Registrant’s Annual Report dated Dec. 31, 2014(Report) and Registrant’s most recent Registration Statement. Comments are set forth below and followed by Registrant’s response.

1.Comment:  Please indicate whether the Management Discussion on Fund Performance (MDFP) is audited or unaudited and how this is designated in Report.

Response: The MDFP is unaudited and like other disclosures outside of the “Financial Statements (including notes) covered by the Auditors Opinion” is presumed unaudited and is not required to be marked as unaudited.

2. Comment: In the Average Annual Rate of Return table and graph of the Report, please use the periods of 1 year, 5 years and 10 years and indicate whether audited or unaudited.

Response: The table and graph are unaudited and the requested changes will be made.

3. Comment: In the Expense Example of the Report , please specify that costs include management fees and other expenses.

Response: The requested changes will be made.

4. Comment: In the Supplemental Information of the Report, please provide the address of each trustee and state the SAI includes additional information about the trustees which may be obtained by visiting www.pinnaclevaluefund.com or calling 877-369-3705 X 115.

Response: The requested changes will be made.

5. Comment: Please explain the difference between the $885,560 Payable to Advisor shown on the Report’s Statement of Assets and Liabilities and the $818,847 Investment Advisory Fee paid on the Report’s Statement of Operations and how often advisory fees are paid.

Response: The $885,560 is equal to the management fee accrual of $827,645 plus the recapture balance amount of $57,915 (on the NAV report labeled as a negative receivable from Advisor and representing fees waived & expenses reimbursed by advisor subsequently recaptured).

Generally speaking advisory fees earned in a certain year are paid early in the following year.

6. Comment: Please confirm that the types of security classifications in the leveling tables are consistent across future Reports, Semi-annual Reports and Form NQs.

Response: The security classifications will be consistent.

7. Comment: In Note 1 of the Report, please specify that the Fund follows the accounting and reporting requirements of investment companies under ASC 946.

Response: The requested language will be included.

8. Comment: Please provide an explanation of how the Fidelity bond was effective April 1, 2015 but was not approved by the Trustees until April 22, 2015.

Response: While our fidelity bond is effective April 1- March 31, it is not approved by the Board of Trustees until the first quarter board meeting usually held in April. The Trustees receive a copy of the fidelity bond prior to the meeting to allow sufficient time for review and discussion at the meeting. The bond is then approved although it is already effective and the resolution approving the bond is embedded in that meeting’s minutes.

9. Comment: Please link the Fund’s website to the Summary Prospectus on the SEC’s website.

Response: The requested change has been made.

Registrant acknowledges that:

1.

Registrant is responsible for adequacy & accuracy of  filings reviewed by the staff; and

2.

Changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

If you have any questions or comments, please call me at 212-605-7100. Thank you very much.

                                                                           Sincerely,

                                                               /s/       John E.  Deysher, President